Filed Pursuant to Rule 424(B)(3)
Registration Statement No. 333-169579

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 16, 2010)

STERLING FINANCIAL CORPORATION
63,764,208 Shares of Common Stock
Warrants to Purchase 2,722,541 Shares of Common Stock

RECENT DEVELOPMENTS

We have attached to this prospectus supplement, and incorporated by reference into it, our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2011.

January 25, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 25, 2011

STERLING FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Washington	001-34696	91-1572822
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

111 North Wall Street, Spokane, Washington 99201
(Address of principal executive offices) (Zip Code)

(509) 458-3711
(Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

Item 2.02.	Results of Operations and Financial Condition.

On January 25, 2011, Sterling Financial Corporation ("Sterling") issued a press release regarding its results of operations and financial condition for the year and quarter ended December 31, 2010.  The text of the press release is included as Exhibit 99.1 to this report.  The information included in the press release is considered to be "furnished" under the Securities Exchange Act of 1934.  Sterling will include final financial statements and additional analyses for the period ended December 31, 2010, as part of its annual report on Form 10-K covering that period.

Item 9.01.	Financial Statements and Exhibits.

(d)	The following exhibit is being furnished herewith:

	Exhibit No.	Exhibit Description

	99.1	Press release text of Sterling Financial Corporation dated January 25, 2011.

2

S I G N A T U R E

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING FINANCIAL CORPORATION
(Registrant)

January 25, 2011	By:	/s/ Daniel G. Byrne
Date		Daniel G. Byrne
Executive Vice President, Assistant Secretary, and
Principal Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press release text of Sterling Financial Corporation dated January 25, 2011.

Exhibit 99.1

Sterling Financial Corporation of Spokane, Wash., Announces 2010 Operating Results

Reports Continued Progress in Key Areas

SPOKANE, Wash.--(BUSINESS WIRE)--January 25, 2011--Sterling Financial Corporation (NASDAQ:STSA) (“Sterling”), the bank holding company of Sterling Savings Bank, today announced its operating results for the quarter and year ended Dec. 31, 2010.

2010 Results

For the quarter ended Dec. 31, 2010, Sterling recorded a net loss of $38.1 million, compared to a net loss of $48.0 million for the quarter ended Sept. 30, 2010 and a net loss of $328.7 million for the fourth quarter of 2009. For the 12-month period ended Dec. 31, 2010, Sterling recorded a net loss of $224.3 million, compared to a net loss of $838.1 million for the year ended Dec. 31, 2009.

The quarterly results included a provision for credit losses of $30.0 million for the quarter ended Dec. 31, 2010, compared to $60.9 million for the third quarter of 2010 and $340.3 million for the same period last year. The 12-month results for the year ended Dec. 31, 2010 included a provision for credit losses of $250.2 million and a $90.0 million increase in the allowance against the deferred tax asset. By comparison, the 2009 12-month results included a provision for credit losses of $681.4 million and an initial allowance against the deferred tax asset of $269.0 million. The 2009 results also included a non-cash goodwill impairment charge of $227.6 million.

Additionally, in association with the $730 million capital raise completed in Aug., 2010, Sterling issued Series B and Series D preferred stock to certain investors at a price of $13.20 per share on an as-converted, common-share basis, representing a discount of $26.40 per share from the market price of $39.60 per share. For accounting purposes, the $26.40 per-share discount is considered a beneficial conversion feature. All share and per share amounts have been adjusted for the 1-for-66 stock split effected in November, 2010. During the fourth quarter 2010, the preferred stock was converted to common stock, and a $604.6 million discount was recognized as a non-cash dividend paid to the preferred shareholders and resulted in a non-cash reduction in income available to common shareholders during the period. This non-cash decrease in income available to common shareholders has no effect on Sterling’s overall equity or its regulatory capital. As a result, Sterling reported a fourth-quarter 2010 net loss attributable to common shareholders of $642.7 million, or $12.79 per common diluted share. This compares to the quarter ended Dec. 31, 2009, wherein Sterling reported a $333.1 million loss attributable to common shareholders, or $423.17 per common diluted share. For the year ended Dec. 31, 2010, Sterling reported a net loss attributable to common shareholders of $756.1 million, or $53.05 per common diluted share, compared with a net loss of $855.5 million, or $1,087.41 per common diluted share, for the prior year.

Greg Seibly, Sterling’s president and chief executive officer, said, “During 2010, we advanced the company’s key operating strategies by fortifying our capital base, improving the quality and composition of our deposit base, reducing loan exposure to challenged asset classes, retooling the lending capabilities of the organization, fortifying our board of directors, and strengthening our regulatory relations.”

During the year ended Dec. 31, 2010, Sterling successfully completed several objectives that were integral to its recovery plans.

•	In August, Sterling completed a $730 million equity capital raise, converted the U.S. Treasury preferred stock to common stock, and completed the merger of Sterling Savings Bank and Golf Savings Bank.

•	In September, the FDIC and the Washington Dept. of Financial Institutions jointly removed the cease and desist order from Sterling Savings Bank.

•
In October, Sterling received shareholder approval at a special meeting to increase the authorized number of shares of common stock to 10 billion, to convert its outstanding Series B and Series D convertible participating voting preferred stock issued in conjunction with the recapitalization of the bank into common stock and for its board of directors to effect a reverse stock split (1-for-66).

•
In December, Sterling’s shareholders approved a protective amendment to Sterling’s restated articles of incorporation to restrict certain transfers of its stock in order to preserve the tax treatment of Sterling’s net operating losses and certain unrealized tax losses. These restrictions generally limit an investor’s ability to acquire ownership of more than 4.95 percent of Sterling’s total outstanding shares.

Following are selected key financial measures for the fourth quarter of 2010 and the year ended Dec. 31, 2010:

•	Tier 1 leverage ratio was 10.1 percent at Dec. 31, 2010, compared to 10.5 percent at the end of the prior quarter and 3.5 percent at Dec. 31, 2009.

•	Non-performing loans declined 19 percent to $654.6 million at Dec. 31, 2010, compared to $809.0 million at the end of the prior quarter and $895.9 million at Dec. 31, 2009.

•	Allowance for credit losses to total loans was 4.58 percent at Dec. 31, 2010, compared with 4.39 percent at Sept. 30, 2010, and 4.62 percent at Dec. 31, 2009.

•
Construction loan exposure decreased 27 percent to $525.7 million during the quarter, compared to $720.1 million at the end of the third quarter 2010 and declined 65 percent from the $1.52 billion total at Dec. 31, 2009.

•
Total loan originations and purchases amounted to $978.8 million (of which $896.1 million were originations) during the fourth quarter of 2010, an increase of 21 percent over the third quarter of 2010.

•	Deposit funding costs decreased by 14 basis points during the fourth quarter, to 1.13 percent, 63 basis points below the same period in 2009.

Balance Sheet Management

Seibly said, “We continue to make strides in reducing our exposure to construction lending, which has been the most challenged segment of our loan portfolio through this economic cycle. At the end of 2010, total residential construction loans were less than $160 million, and total commercial and multifamily construction loans were less than $370 million.” As of Dec. 31, 2010, the combined construction segment is down 65 percent from a year ago. Additionally, total delinquent loans and delinquency rates are at the lowest level in over a year. He continued, “Our work in reducing exposure to and the impact from high risk loans continues, with the successes from 2010 providing a lot of energy to our teams as they move into 2011.”

At Dec. 31, 2010, total construction exposure represented 9 percent of the loan portfolio, down from 20 percent at the same time last year, and down from a peak of 32 percent in 2007.

	Dec 31,	Sept 30,	Dec 31,	Annual
	2010	2010	2009	% Change
	(Dollars in thousands)
Total assets	$9,493,169	$10,030,043	$10,877,423	-13%
Gross loans receivable	5,630,251	5,917,830	7,694,712	-27%
Construction loans:
Residential	156,853	252,867	720,964	-78%
Percent of gross loans	3%	4%	9%
Multifamily	90,518	133,217	233,501	-61%
Percent of gross loans	2%	2%	3%
Commercial	278,297	334,056	561,643	-50%
Percent of gross loans	5%	6%	7%
Total construction loans	$525,668	$720,140	$1,516,108	-65%
Percent of gross loans	9%	12%	20%

Sterling made solid progress in enhancing its lending capabilities by originating and purchasing $978.8 million in total loans (of which $896.1 million were originations) during the fourth quarter of 2010, an increase of 21 percent over the linked quarter. Of these originations, Sterling’s Home Loan Division originated $777.2 million of residential real estate mortgage loans.

Sterling’s cash and cash equivalents and securities were $3.27 billion at Dec. 31, 2010, compared to $3.44 billion at Sept. 30, 2010, and $2.75 billion at Dec. 31, 2009. During the fourth quarter of 2010, Sterling increased its investment portfolio to $2.84 billion from $2.72 billion and reduced its cash and cash equivalents to $427.3 million. During the fourth quarter of 2010, Sterling elected to prepay $295.0 million of FHLB borrowings with an average maturity of 14 months in order to reduce its funding costs. These liabilities had a weighted average cost of 3.78 percent and the prepayment is expected to have a positive impact on Sterling’s net interest margin for the next several quarters.

Sterling’s total deposits were flat despite a decline in brokered deposits, which were down 22 percent from the third quarter of 2010. Average deposit funding costs were reduced by 14 basis points from the third quarter of 2010 and by 63 basis points from the fourth quarter of 2009. Retail deposits remained flat year-over-year, despite a falling interest rate environment.

	Dec 31,	Sept 30,	Dec 31,	Annual
	2010	2010	2009	% Change
Deposits:	(Dollars in thousands)
Retail	$5,865,954	$6,032,085	$5,879,034	0%
Brokered	249,029	317,503	1,079,997	-77%
Public	796,024	559,626	816,159	-2%
Total deposits	$6,911,007	$6,909,214	$7,775,190	-11%
				Basis Point
				Change
Deposit funding costs	1.13%	1.27%	1.76%	-0.63%
Net loans to deposits	78%	82%	94%

Sterling attributes the stability of its deposits, in part, to its focus on customer service and maintaining customer relationships. Sterling Savings Bank was recently ranked “Highest Customer Satisfaction with Retail Banking in the Northwest Region,” with the Bank receiving the highest numerical score among retail banks in the Northwest region in the proprietary J.D. Power and Associates 2010 Retail Banking Satisfaction Study℠.

Sterling’s shareholders’ equity totaled $770.8 million as of Dec. 31, 2010, compared with $323.2 million on Dec. 31, 2009. Sterling’s ratio of shareholders’ equity to total assets was 8.12 percent at the end of the fourth quarter of 2010, compared with 2.97 percent at the end of the fourth quarter of 2009. As of Dec. 31, 2010, Sterling’s tier 1 leverage ratio was 10.1 percent, and its total risk-based capital ratio was 17.3 percent. This compares to 3.5 percent and 7.9 percent, respectively, as of Dec. 31, 2009.

Operating Results

Net Interest Income

Sterling reported net interest income of $68.6 million for the quarter ended Dec. 31, 2010, compared to $67.4 million in the linked quarter and $81.0 million for the quarter ended Dec. 31, 2009. For the 12-month period ended Dec. 31, 2010, Sterling reported net interest income of $284.0 million, compared to $344.0 million for the 12-month period ended Dec. 31, 2009.

	Three Months Ended			Twelve Months Ended
	Dec 31,	Sept 30,	Dec 31,	Dec. 31,	Dec. 31,
	2010	2010	2009	2010	2009
	(Dollars in thousands)
Net interest income	$68,607	$67,435	$80,951	$284,027	$343,977
Net interest margin	2.80%	2.77%	2.85%	2.83%	2.92%

Net interest income reflects a decline in average earning assets, with average loan balances declining 7 percent and 26 percent, respectively, over the linked and prior year’s quarter. The net interest margin has also been impacted by the reversal of interest income on non-accrual loans, the carrying cost on non-performing assets, including other real estate owned (OREO), and the increase in lower-yielding cash and securities balances relative to loans.

Interest income reversals on non-performing loans were $15.5 million in the fourth quarter of 2010, compared to $17.3 million in the third quarter of 2010, and $21.5 million in the fourth quarter of 2009. These reversals reduced net interest margin by 63 basis points, 70 basis points, and 75 basis points for these respective periods. During the 12-month period ended Dec. 31, 2010, interest income reversals on non-performing loans were $77.3 million, compared to $60.6 million during the 12-month period ended Dec. 31, 2009, reducing the net interest margin by 76 basis points and 51 basis points for the comparative years, respectively.

These adverse impacts have been partially offset by a decline in funding costs. The total cost of funding includes costs of deposits and costs of FHLB-Seattle advances and other borrowings. The total cost of funding was 1.56 percent in the fourth quarter of 2010, compared to a total cost of funding of 1.69 percent in the linked quarter and 2.03 percent during the quarter ended Dec. 31, 2009. For the 12-month period ending Dec. 31, 2010, the total cost of funding was 1.69 percent (comprised of 1.31 percent of deposit costs, and 2.88 percent of borrowing costs), as compared to 2.28 percent for the same period a year ago (comprised of 2.04 percent of deposit costs, and 2.98 percent of borrowing costs).

Non-Interest Income

Non-interest income includes income from mortgage banking operations, fee and service charges income, and other items such as net gains on sales of securities and loan servicing fees. During the fourth quarter of 2010, non-interest income was $30.8 million, compared to $39.7 million in the third quarter of 2010 and $28.1 million in the fourth quarter of 2009. The decrease in the fourth quarter of 2010 is largely attributed to the $11.3 million prepayment charge on the early retirement of FHLB borrowings. Sterling expects to recapture this charge through lower interest expense in future periods.

Income from mortgage banking operations during the fourth quarter of 2010 was $20.2 million, compared to $19.4 million for the third quarter of 2010 and $10.8 million for the fourth quarter of 2009. Residential mortgage originations and residential mortgage sales were up in the fourth quarter of 2010 in comparison to the linked as well as the same period a year ago.

	Three Months Ended
	Dec 31,	Sept 30,	Dec 31,	Annual
	2010	2010	2009	% Change
	(Dollars in thousands)
Loan originations - residential real estate for sale	$715,843	$703,220	$658,932	9%
Loan sales - residential	757,558	520,612	645,118	17%
				Basis Point
				Change
Margin - residential loan sales	2.80%	2.47%	1.83%	0.97%

For the quarter ended Dec. 31, 2010, fees and service charges income contributed $13.6 million to non-interest income compared to $13.8 million in the third quarter of 2010 and $14.5 million in the fourth quarter of 2009. The reduction in fees and service charges income in the linked quarter and year over year is primarily related to lower non-sufficient funds fees and loan fees.

For the quarter ended Dec. 31, 2010, other non-interest income included a non-cash valuation gain of $2.2 million, which was related to the warrant held by the U.S. Treasury.

During the quarter ended Dec. 31, 2010, Sterling sold several loans with a written down carrying value of $11.3 million. Proceeds from these sales were $13.8 million, resulting in a net gain on sale of $2.5 million for the quarter. This compares to sales of $14.0 million and a loss on sale of $354,000 in the linked quarter, and a loss on sale of $110,000 during the fourth quarter of 2009.

For the 12-month period ending Dec. 31, 2010, non-interest income was $137.0 million, compared to $123.8 million for the same period a year ago. The increase was predominantly a result of increased income from mortgage banking operations and gains on the sale of securities.

Non-Interest Expenses

Non-interest expenses were $107.5 million for the fourth quarter of 2010, compared to $94.2 million in the linked quarter and $94.5 million for the fourth quarter of 2009. The increase reflects a higher level of OREO operating expenses and valuation write-downs due to increasing balances of OREO. FDIC insurance premiums for the quarter ended Dec. 31, 2010 were down $1.3 million from the linked quarter, and down $2.2 million from the same period a year ago.

For the 12-month period ending Dec. 31, 2010, non-interest expense was $395.0 million, compared to $597.5 million for the same period a year ago. The 2009 non-interest expense included a goodwill impairment charge of $227.6 million. OREO expense increased from $48.0 million in 2009 to $62.6 million in 2010.

Credit Quality

Sterling’s cumulative efforts to address credit quality over the last several quarters led to a lower provision for credit losses, a reduced rate of annualized net charge-offs and a reduction in the balance of total classified assets. For the fourth quarter of 2010, Sterling recorded a $30.0 million provision for credit losses, compared to $60.9 million for the linked quarter, and $340.3 million for the fourth quarter of 2009.

During the fourth quarter, Sterling recognized net charge-offs of $31.4 million, a 59 percent decrease compared to $77.1 million in the linked quarter. In the fourth quarter of 2009, net charge-offs were $272.1 million. Approximately 44 percent of the net charge-offs in the fourth quarter of 2010 were related to non-performing construction loans, compared to 75 percent in the fourth quarter of 2009. The allowance for credit losses at Dec. 31, 2010 was $257.8 million, or 4.58 percent of total loans, compared to $259.5 million, or 4.39 percent of total loans, at Sept. 30, 2010, and $355.4 million, or 4.62 percent of total loans, at Dec. 31, 2009.

Classified assets (which include performing substandard loans and non-performing assets) declined $214.2 million, or 16 percent, from the third quarter of 2010, to $1.12 billion at the end of the fourth quarter of 2010. At the end of the fourth quarter of 2009, classified assets were $1.65 billion. The largest decreases were in the construction portfolios. Residential construction classified assets were reduced by $75.0 million or 30 percent during the quarter, and commercial and multifamily construction classified assets were reduced by $101.2 million or 25 percent during the quarter.

Non-performing assets (which include non-performing and restructured loans and OREO) were $795.1 million at Dec. 31, 2010, compared to $950.7 million at Sept. 30, 2010 and $952.1 million at Dec. 31, 2009. Non-performing residential construction assets declined 26 percent during the fourth quarter of 2010 and 61 percent year over year.

The commercial real estate portfolio is the only loan classification that exhibited a notable increase in non-performing assets, with an increase from $116.8 million at the end of the third quarter of 2010, to $126.6 million at Dec. 31, 2010. Approximately $6.0 million of the $9.8 million increase during the quarter was a result of a reclassification from the construction portfolio for a loan that qualified and was underwritten to a permanent status.

The following table shows an analysis of Sterling’s non-performing assets by loan category and geographic region as of the quarters ended Dec. 31, 2010, Sept. 30, 2010, and Dec. 31, 2009.

Non-performing Asset Analysis
	Dec 31,		Sept 30,		Dec 31,
	2010		2010		2009
Residential construction	(Dollars in thousands)
Puget Sound	$57,261	7%	$87,980	9%	$154,369	16%
Portland, OR	49,868	6%	59,785	6%	114,628	12%
Vancouver, WA	12,455	2%	14,333	1%	23,332	2%
Northern California	9,951	1%	15,732	2%	20,535	2%
Bend, OR	7,763	1%	9,413	1%	29,344	3%
Southern California	4,574	1%	5,168	1%	8,893	1%
Boise, ID	2,614	0%	6,310	1%	21,659	2%
Utah	758	0%	1,200	0%	4,451	0%
Other	27,089	3%	32,307	3%	62,267	6%
Total residential construction	172,333	21%	232,228	24%	439,478	44%
Commercial construction
Northern California	50,605	6%	51,368	5%	47,044	5%
Puget Sound	48,619	6%	52,884	5%	22,045	2%
Southern California	27,924	3%	32,716	3%	38,003	4%
Other	76,860	9%	94,931	10%	60,775	6%
Total commercial construction	204,008	24%	231,899	23%	167,867	17%
Multi-Family construction
Puget Sound	41,747	5%	57,985	6%	27,195	3%
Portland, OR	7,420	1%	10,864	1%	15,497	2%
Other	17,966	2%	31,414	3%	32,639	3%
Total multi-family construction	67,133	8%	100,263	10%	75,331	8%
Total construction	443,474	53%	564,390	57%	682,676	69%
Commercial banking	113,766	14%	133,407	14%	136,464	14%
Commercial real estate	126,586	15%	116,826	12%	69,540	7%
Residential real estate	118,094	14%	127,770	13%	71,642	7%
Multi-family real estate	25,806	3%	25,640	3%	20,478	2%
Consumer	10,365	1%	10,948	1%	6,609	1%
Total non-performing assets	$838,091	100%	$978,981	100%	$987,409	100%
Specific reserve	(43,038)		(28,269)		(35,334)
Net non-performing assets (1)	$795,053		$950,712		$952,075

(1) Net of cumulative confirmed losses on loans and OREO of $516.3 million for Dec. 31, 2010, $588.4 million for Sept. 30, 2010, and $579.7 million for Dec. 31, 2009.

OREO increased to $161.7 million at Dec. 31, 2010. This is an increase of $4.9 million over the linked quarter and $78.4 million over the year ended Dec. 31, 2009. Seibly stated, “Gaining ownership of real estate is part of the process of curing non-performing loans and a critical phase of our de-risking strategy. We have been successful at selling properties once we are in control of them, and I am encouraged that the pace of OREO sales is nearing the pace of our OREO acquisitions.”

Income Taxes

Sterling uses an estimate of future earnings and an evaluation of its loss carry-back ability and tax planning strategies to determine whether it is more likely than not that it will realize the benefit of its net deferred tax asset. Sterling has determined that it does not meet the required threshold at this time, and therefore as of Dec. 31, 2010 has approximately $359 million of allowance against its deferred tax asset. Sterling’s deferred tax asset includes approximately $263 million of net operating loss carry-forwards as of Dec. 31, 2010.

With regard to the deferred tax asset, the benefits of Sterling’s accumulated tax losses would be reduced in the event of an “ownership change,” as determined under Section 382 of the Internal Revenue Code. In order to preserve the benefits of these tax losses, Sterling’s shareholders have approved a protective amendment to Sterling’s restated articles of incorporation and Sterling’s Board has adopted a 382 Rights Plan, both of which restrict certain transfers of stock that would result in investors acquiring more than 4.95 percent of Sterling’s total outstanding common stock.

Corporate Governance

Over the past year, Sterling has attracted several new board members with a broad range of financial services experience and regulatory expertise. In August, Sterling named Les Biller, the former vice chairman and chief operating officer of Wells Fargo & Company, as non-executive chairman of Sterling’s board. Additionally, the company added several new board members at approximately the same time, including: David A. Coulter, Warburg Pincus managing director and former chairman and chief executive officer of BankAmerica Corp.; Scott Jaeckel, Thomas H. Lee Partners managing director; Robert H. Hartheimer, a former FDIC division director and regulatory consultant; and Robert Donegan, president of Ivar’s, Inc., and former director of Golf Savings Bank. In January, 2011, two new board members were appointed, pending regulatory approval, including: Howard Behar, past president, North America, of Starbucks Coffee Company; and Webb Edwards, formerly president of Wells Fargo Services Company, the technology, call center and operations subsidiary of Wells Fargo & Company.

Fourth-Quarter 2010 Earnings Conference Call

Sterling plans to host a conference call Jan. 26, 2011 at 8:00 a.m. PT to discuss the company’s financial results. An audio webcast of the conference call can be accessed at Sterling’s website. To access this audio presentation call, click on the audio webcast icon. Additionally, the conference call may be accessed by telephone. To participate in the conference call, domestic callers should dial 1-773-756-4806 approximately five minutes before the scheduled start time. You will be asked by the operator to identify yourself and provide the password “STERLING” to enter the call. A webcast replay of the conference call will be available on Sterling’s website approximately one hour following the completion of the call. The webcast replay will be offered through Feb. 26, 2011.

Sterling Financial Corporation
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts, unaudited)	Dec 31,	Sept 30,	Dec 31,
	2010	2010	2009
ASSETS:
Cash and due from banks	$427,264	$713,991	$573,006
Investments and mortgage-backed securities ("MBS") available for sale	2,825,010	2,708,595	2,160,325
Investments held to maturity	13,464	14,322	17,646
Loans receivable, net	5,379,081	5,665,503	7,344,199
Loans held for sale (at fair value: $222,216, $314,784 and $189,185)	222,216	314,784	190,412
Other real estate owned, net ("OREO")	161,653	156,801	83,272
Office properties and equipment, net	81,094	83,527	92,037
Bank owned life insurance ("BOLI")	169,288	167,391	164,743
Other intangible assets, net	16,929	18,153	21,827
Prepaid expenses and other assets, net	197,170	186,976	229,956
Total assets	$9,493,169	$10,030,043	$10,877,423

LIABILITIES:
Deposits	$6,911,007	$6,909,214	$7,775,190
Advances from Federal Home Loan Bank	407,211	837,303	1,337,167
Repurchase agreements and fed funds	1,032,512	1,034,945	1,049,146
Other borrowings	245,285	248,284	248,281
Accrued expenses and other liabilities	126,387	155,250	144,390
Total liabilities	8,722,402	9,184,996	10,554,174

SHAREHOLDERS' EQUITY:
Preferred stock	0	0	294,136
Common stock	1,960,871	1,959,697	962,874
Accumulated comprehensive loss:
Unrealized gain (loss) on investments and MBS (1)	(4,179)	33,133	16,284
Accumulated deficit	(1,185,925)	(1,147,783)	(950,045)
Total shareholders' equity	770,767	845,047	323,249
Total liabilities and shareholders' equity	$9,493,169	$10,030,043	$10,877,423

Book value per common share (2)	$12.45	$77.15	$36.80
Diluted book value per common share (2)	$11.92	$13.09	$36.80
Shareholders' equity to total assets	8.12%	8.43%	2.97%
Common shares outstanding at end of period (2)	61,926,187	10,953,089	791,077
Diluted common shares outstanding at end of period (2)	64,648,728	64,554,417	791,077

(1) Net of deferred income taxes.
(2) Reflects the 1-for-66 reverse stock split in Nov 2010.

Sterling Financial Corporation
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands, except per share amounts, unaudited)	Three Months Ended			Twelve Months Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2010	2010	2009	2010	2009
INTEREST INCOME:
Loans	$82,825	$85,886	$109,469	$359,572	$479,436
Mortgage-backed securities	18,237	18,127	23,907	74,806	108,513
Investments and cash	2,716	2,641	2,553	10,755	11,398
Total interest income	103,778	106,654	135,929	445,133	599,347

INTEREST EXPENSE:
Deposits	19,554	22,639	35,733	94,707	169,261
Borrowings	15,617	16,580	19,245	66,399	86,109
Total interest expense	35,171	39,219	54,978	161,106	255,370

Net interest income	68,607	67,435	80,951	284,027	343,977
Provision for credit losses	(30,000)	(60,892)	(340,257)	(250,229)	(681,371)
Net interest income after provision	38,607	6,543	(259,306)	33,798	(337,394)

NONINTEREST INCOME:
Fees and service charges	13,646	13,826	14,520	54,740	58,326
Mortgage banking operations	20,210	19,409	10,773	62,564	47,298
Loan servicing fees	4,144	(1,120)	677	3,762	2,378
BOLI	1,882	1,570	1,733	7,307	6,954
Gains on sales of securities	1,480	7,005	1,085	25,745	13,467
Charge on prepayment of debt	(11,296)	0	0	(11,296)	0
Other	716	(1,032)	(723)	(5,857)	(4,609)
Total noninterest income	30,782	39,658	28,065	136,965	123,814

NONINTEREST EXPENSES:
Employee compensation and benefits	45,315	42,561	40,215	168,793	165,254
Occupancy and equipment	13,462	12,888	14,716	53,034	50,452
OREO	23,993	10,456	11,944	62,578	48,041
Amortization of core deposit intangibles	1,224	1,225	1,224	4,898	4,898
Other	23,536	27,093	26,371	105,742	101,329
Noninterest expenses before impairment charge	107,530	94,223	94,470	395,045	369,974
Goodwill impairment	0	0	0	0	227,558
Total noninterest expenses	107,530	94,223	94,470	395,045	597,532

Loss before income taxes	(38,141)	(48,022)	(325,711)	(224,282)	(811,112)
Income tax benefit (provision)	0	0	(3,000)	0	(26,982)
Net loss	(38,141)	(48,022)	(328,711)	(224,282)	(838,094)
Preferred stock dividend	0	(2,715)	(4,357)	(11,596)	(17,369)
Other shareholder allocations (1)	(604,592)	84,329	0	(520,263)	0
Net income (loss) available to common shareholders	$(642,733)	$33,592	$(333,068)	$(756,141)	$(855,463)

Earnings per common share - basic (2)	$(12.79)	$7.05	$(423.17)	$(53.05)	$(1,087.41)
Earnings per common share - diluted (2)	$(12.79)	$1.31	$(423.17)	$(53.05)	$(1,087.41)

Average common shares outstanding - basic (2)	50,235,894	4,764,875	787,077	14,253,869	786,701
Average common shares outstanding - diluted (2)	50,235,894	25,739,308	787,077	14,253,869	786,701

(1) The August 26, 2010 conversion of Series C preferred stock into common stock resulted in an increase in income available to common shareholders. The October 22, 2010 conversion of Series B and D preferred stock into common stock resulted in a decrease in income available to common shareholders.

(2) Reflects the 1-for-66 reverse stock split in Nov 2010.

Sterling Financial Corporation
OTHER SELECTED FINANCIAL DATA
(in thousands, unaudited)	Three Months Ended			Twelve Months Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2010	2010	2009	2010	2009
LOAN ORIGINATIONS AND PURCHASES:
Residential real estate:
For sale	$715,843	$703,220	$658,932	$2,454,874	$2,861,508
Permanent	61,395	28,894	25,695	107,679	185,872
Total residential real estate	777,238	732,114	684,627	2,562,553	3,047,380
Multifamily real estate	27,642	0	3,280	29,369	82,696
Commercial real estate	30,180	30,666	41,527	98,172	176,256
Construction:
Residential	6,502	3,820	8,862	19,584	32,692
Multifamily	0	0	0	0	0
Commercial	0	0	1,435	500	31,968
Total construction	6,502	3,820	10,297	20,084	64,660
Consumer - direct	15,048	13,772	29,298	65,809	191,789
Consumer - indirect	4,401	5,484	8,788	22,008	99,813
Commercial banking	35,098	24,599	67,008	130,976	318,544
Total loan originations	896,109	810,455	844,825	2,928,971	3,981,138
Loan purchases - multifamily	82,702	0	0	82,702	0
Total loan originations and purchases	$978,811	$810,455	$844,825	$3,011,673	$3,981,138

PERFORMANCE RATIOS:
Return on assets	-1.53%	-1.94%	-11.38%	-2.21%	-6.81%
Return on common equity	-309.1%	50.4%	-504.3%	-297.2%	-129.8%
Operating efficiency	108.2%	88.0%	86.7%	93.8%	127.7%
Non interest expense to assets	4.31%	3.80%	3.27%	3.89%	4.86%
Average assets	$9,894,238	$9,825,509	$11,461,202	$10,168,329	$12,306,211
Average common equity	$824,963	$264,436	$262,032	$254,395	$659,278

REGULATORY CAPITAL RATIOS:
Sterling Financial Corporation:
Tier 1 leverage ratio	10.1%	10.5%	3.5%	10.1%	3.5%
Tier 1 risk-based capital ratio	16.0%	16.0%	4.9%	16.0%	4.9%
Total risk-based capital ratio	17.3%	17.3%	7.9%	17.3%	7.9%
Sterling Savings Bank:
Tier 1 leverage ratio	9.8%	10.2%	4.2%	9.8%	4.2%
Tier 1 risk-based capital ratio	15.5%	15.5%	5.9%	15.5%	5.9%
Total risk-based capital ratio	16.8%	16.8%	7.3%	16.8%	7.3%

OTHER:
Sales of financial products	$40,831	$37,268	$51,773	$155,301	$177,769
FTE employees at end of period (whole numbers)	2,498	2,466	2,641	2,498	2,641

Sterling Financial Corporation
OTHER SELECTED FINANCIAL DATA
(in thousands, unaudited)	Dec 31,	Sept 30,	Dec 31,
	2010	2010	2009
INVESTMENT PORTFOLIO DETAIL:
Available for sale
MBS	$2,602,610	$2,489,129	$1,944,989
Municipal bonds	199,934	199,786	195,282
Other	22,466	19,680	20,054
Total	$2,825,010	$2,708,595	$2,160,325

Held to maturity
Tax credits	$13,464	$14,322	$17,646
Total	$13,464	$14,322	$17,646

LOAN PORTFOLIO DETAIL:
Residential real estate	$758,410	$752,763	$839,170
Multifamily real estate	517,022	445,193	517,408
Commercial real estate	1,314,657	1,326,971	1,403,560
Construction:
Residential	156,853	252,867	720,964
Multifamily	90,518	133,217	233,501
Commercial	278,297	334,056	561,643
Total construction	525,668	720,140	1,516,108
Consumer - direct	673,113	711,297	792,957
Consumer - indirect	70,955	75,896	323,565
Commercial banking	1,770,426	1,885,570	2,301,944
Gross loans receivable	5,630,251	5,917,830	7,694,712
Deferred loan fees, net	(4,114)	(3,822)	(7,070)
Allowance for losses on loans	(247,056)	(248,505)	(343,443)
Net loans receivable	$5,379,081	$5,665,503	$7,344,199

DEPOSITS DETAIL:
Interest-bearing transaction accounts	$497,395	$702,052	$1,014,032
Noninterest-bearing transaction accounts	992,368	1,011,378	1,001,771
Savings and money market demand accounts	1,886,425	1,677,831	1,577,900
Time deposits - brokered	249,029	317,503	1,079,997
Time deposits - retail	3,285,790	3,200,450	3,101,490
Total deposits	$6,911,007	$6,909,214	$7,775,190

Number of transaction accounts (whole numbers):
Interest-bearing transaction accounts	46,332	47,645	46,621
Noninterest-bearing transaction accounts	165,821	164,913	162,143
Total transaction accounts	212,153	212,558	208,764

Sterling Financial Corporation
OTHER SELECTED FINANCIAL DATA
(in thousands, unaudited)	Dec 31,	Sept 30,	Dec 31,
	2010	2010	2009
ALLOWANCE FOR CREDIT LOSSES:
Allowance - loans, beginning of quarter	$248,505	$264,850	$275,751
Provision	30,000	60,800	339,793
Charge-offs:
Residential real estate	(10,580)	(10,708)	(9,723)
Multifamily real estate	(920)	(5,173)	(3,080)
Commercial real estate	(7,093)	(12,739)	(30,842)
Construction:
Residential	(11,533)	(25,405)	(138,343)
Multifamily	(1,968)	(85)	(18,745)
Commercial	(4,205)	(17,778)	(50,198)
Total construction	(17,706)	(43,268)	(207,286)
Consumer - direct	(2,385)	(3,153)	(2,055)
Consumer - indirect	(406)	(543)	(1,516)
Commercial banking	(1,257)	(8,225)	(21,384)
Total charge-offs	(40,347)	(83,809)	(275,886)
Recoveries:
Residential real estate	1,340	187	18
Multifamily real estate	44	145	0
Commercial real estate	118	627	256
Construction:
Residential	3,271	4,584	2,170
Multifamily	483	0	0
Commercial	187	8	0
Total construction	3,941	4,592	2,170
Consumer - direct	170	268	127
Consumer - indirect	232	243	308
Commercial banking	3,053	602	906
Total recoveries	8,898	6,664	3,785
Net charge-offs	(31,449)	(77,145)	(272,101)
Transfers	0	0	0
Allowance - loans, end of quarter	247,056	248,505	343,443
Allowance - unfunded commitments, beginning of quarter	11,017	10,951	11,503
Provision	0	92	464
Charge-offs	(310)	(26)	0
Transfers	0	0	0
Allowance - unfunded commitments, end of quarter	10,707	11,017	11,967
Total credit allowance	$257,763	$259,522	$355,410

Net charge-offs to average net loans (annualized)	1.97%	4.50%	12.57%
Net charge-offs to average net loans (ytd)	4.86%	4.25%	6.17%
Loan loss allowance to total loans	4.39%	4.20%	4.47%
Total credit allowance to total loans	4.58%	4.39%	4.62%
Loan loss allowance to nonperforming loans	37.7%	30.7%	38.3%
Loan loss allowance to nonperforming loans excluding nonaccrual loans carried at fair value	195.3%	160.2%	163.5%
Total allowance to nonperforming loans	39.4%	32.1%	39.7%

NONPERFORMING ASSETS:
Past 90 days due	$0	$0	$0
Nonaccrual loans	546,133	658,678	824,652
Restructured loans	108,504	150,293	71,279
Total nonperforming loans	654,637	808,971	895,931
OREO	183,454	170,010	91,478
Total nonperforming assets (NPA)	838,091	978,981	987,409
Specific reserve on nonperforming assets	(43,038)	(28,269)	(35,334)
Net nonperforming assets	$795,053	$950,712	$952,075
Nonperforming loans to loans	11.64%	13.68%	11.65%
NPA to total assets	8.83%	9.76%	9.08%
Loan delinquency ratio (60 days and over)	7.19%	8.43%	8.11%
Classified assets	1,121,336	1,335,505	$1,648,004
Classified assets/total assets	11.81%	13.32%	15.15%

Nonperforming assets by collateral type:
Residential real estate	$118,094	$127,770	$71,642
Multifamily real estate	25,806	25,640	20,478
Commercial real estate	126,586	116,826	69,540
Construction:
Residential	172,333	232,228	439,478
Multifamily	67,133	100,263	75,331
Commercial	204,008	231,899	167,867
Total Construction	443,474	564,390	682,676
Consumer - direct	10,007	10,452	5,803
Consumer - indirect	358	496	806
Commercial banking	113,766	133,407	136,464
Total nonperforming assets	$838,091	$978,981	$987,409

Sterling Financial Corporation
AVERAGE BALANCE AND RATE
(in thousands, unaudited)	Three Months Ended
	December 31, 2010			September 30, 2010			December 31, 2009
		Interest			Interest			Interest
	Average	Income/	Yields/	Average	Income/	Yields/	Average	Income/	Yields/
	Balance	Expense	Rates	Balance	Expense	Rates	Balance	Expense	Rates
ASSETS:
Loans:
Mortgage	$3,685,518	$42,773	4.64%	$3,954,265	$43,495	4.36%	$5,058,404	$56,633	4.44%
Commercial and consumer	2,643,156	40,186	6.03%	2,843,072	42,474	5.93%	3,528,302	52,992	5.96%
Total loans	6,328,674	82,959	5.22%	6,797,337	85,969	5.02%	8,586,706	109,625	5.07%
MBS	2,598,482	18,237	2.81%	1,920,690	18,127	3.74%	2,144,564	23,907	4.42%
Investments and cash	926,116	3,581	1.53%	1,101,576	3,722	1.34%	716,221	3,805	2.11%
Total interest-earning assets	9,853,272	104,777	4.24%	9,819,603	107,818	4.36%	11,447,491	137,337	4.76%
Noninterest-earning assets	40,966			5,906			13,711
Total average assets	$9,894,238			$9,825,509			$11,461,202

LIABILITIES and EQUITY:
Deposits:
Transaction	$1,645,958	244	0.06%	$1,738,126	315	0.07%	$1,968,576	724	0.15%
Savings	1,784,893	2,008	0.45%	1,653,751	2,288	0.55%	1,616,735	3,198	0.78%
Time deposits	3,454,372	17,302	1.99%	3,671,278	20,036	2.17%	4,484,636	31,811	2.81%
Total deposits	6,885,223	19,554	1.13%	7,063,155	22,639	1.27%	8,069,947	35,733	1.76%
Borrowings	2,033,896	15,617	3.05%	2,152,611	16,580	3.06%	2,677,671	19,245	2.85%
Total interest-bearing liabilities	8,919,119	35,171	1.56%	9,215,766	39,219	1.69%	10,747,618	54,978	2.03%
Noninterest-bearing liabilities	150,156			165,568			157,757
Total average liabilities	9,069,275			9,381,334			10,905,375
Total average equity	824,963			444,175			555,827
Total average liabilities and equity	$9,894,238			$9,825,509			$11,461,202

Tax equivalent net interest income and spread		$69,606	2.68%		$68,599	2.67%		$82,359	2.73%

Tax equivalent net interest margin			2.80%			2.77%			2.85%

Sterling Financial Corporation
AVERAGE BALANCE AND RATE
(in thousands, unaudited)	Twelve Months Ended
	December 31, 2010			December 31, 2009
		Interest			Interest
	Average	Income/	Yields/	Average	Income/	Yields/
	Balance	Expense	Rates	Balance	Expense	Rates
ASSETS:
Loans:
Mortgage	$4,188,338	$185,214	4.42%	$5,321,761	$266,150	5.00%
Commercial and consumer	2,951,479	174,896	5.93%	3,685,058	213,828	5.80%
Total loans	7,139,817	360,110	5.04%	9,006,819	479,978	5.33%
MBS	2,004,864	74,806	3.73%	2,310,582	108,513	4.70%
Investments and cash	1,066,024	15,005	1.41%	631,044	15,647	2.48%
Total interest-earning assets	10,210,705	449,921	4.41%	11,948,445	604,138	5.06%
Noninterest-earning assets	(42,376)			357,766
Total average assets	$10,168,329			$12,306,211

LIABILITIES and EQUITY:
Deposits:
Transaction	$1,809,208	1,918	0.11%	$1,824,175	2,534	0.14%
Savings	1,656,816	10,180	0.61%	1,758,678	15,941	0.91%
Time deposits	3,774,891	82,609	2.19%	4,718,946	150,786	3.20%
Total deposits	7,240,915	94,707	1.31%	8,301,799	169,261	2.04%
Borrowings	2,309,294	66,399	2.88%	2,893,477	86,109	2.98%
Total interest-bearing liabilities	9,550,209	161,106	1.69%	11,195,276	255,370	2.28%
Noninterest-bearing liabilities	172,338			158,666
Total average liabilities	9,722,547			11,353,942
Total average equity	445,782			952,269
Total average liabilities and equity	$10,168,329			$12,306,211

Tax equivalent net interest income and spread		$288,815	2.72%		$348,768	2.78%

Tax equivalent net interest margin			2.83%			2.92%

Sterling Financial Corporation
EXHIBIT A- RECONCILIATION SCHEDULE
(in thousands, unaudited)	Three Months Ended			Twelve Months Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2010	2010	2009	2010	2009

Loss before income taxes	$(38,141)	$(48,022)	$(325,711)	$(224,282)	$(811,112)
Goodwill impairment	0	0	0	0	227,558
Provision for credit losses	30,000	60,892	340,257	250,229	681,371
OREO	23,993	10,456	11,944	62,578	48,041
Interest reversal on nonperforming loans	15,527	17,302	21,518	77,261	60,608
Charge on prepayment of debt	11,296	0	0	11,296	0
Total (1)	$42,675	$40,628	$48,008	$177,082	$206,466

(1) Management believes that this presentation of non-GAAP results provides useful information to investors regarding the effects of the credit cycle on the Company's reported results of operations.

About Sterling Financial Corporation

Sterling Financial Corporation of Spokane, Wash., is the bank holding company for Sterling Savings Bank, a commercial bank. The bank is state chartered and federally insured. Sterling offers banking products and services, mortgage lending, construction financing and investment products to individuals, small businesses, commercial organizations and corporations. As of Dec. 31, 2010, Sterling Financial Corporation had assets of $9.49 billion and operated 178 depository branches throughout Washington, Oregon, Idaho, Montana and California. Visit Sterling’s website at www.sterlingfinancialcorporation-spokane.com.

Sterling Savings Bank ranked “Highest Customer Satisfaction with Retail Banking in the Northwest Region” in the J.D. Power and Associates 2010 Retail Banking Satisfaction Study℠. Sterling Savings Bank received the highest numerical score among retail banks in the Northwest region in the proprietary J.D. Power and Associates 2010 Retail Banking Satisfaction Study℠. The study was based on 47,673 total responses measuring 6 providers in the Northwest Region (OR, WA) and measures opinions of consumers with their primary banking provider. Proprietary study results are based on experiences and perceptions of consumers surveyed in January 2010. Your experiences may vary. Visit jdpower.com.

Forward-Looking Statements

This release contains forward-looking statements that are not historical facts and that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements about Sterling’s plans, objectives, expectations, strategy and intentions and other statements contained in this release that are not historical facts and pertain to Sterling’s future operating results and capital position, including Sterling’s ability to complete recovery plans, and Sterling’s ability to reduce future loan losses, improve its deposit mix, execute its asset resolution initiatives, execute its lending initiatives, contain costs, realize operating efficiencies and provide increased customer support and service. When used in this release, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. Actual results may differ materially from the results discussed in these forward-looking statements because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond Sterling’s control. These include, but are not limited to: Sterling’s ability to complete the transactions discussed herein, future contemplated capital raises and other aspects of its recapitalization and recovery plans; Sterling’s ability to maintain adequate liquidity, and its viability as a going concern; the possibility of continued adverse economic developments that may, among other things, increase default and delinquency risks in Sterling’s loan portfolios; shifts in interest rates that may result in lower interest rate margins; shifts in the demand for Sterling’s loan and other products; changes in accounting policies; changes in the monetary and fiscal policies of the federal government; changes in laws, regulations and the competitive environment; and Sterling’s ability to comply with regulatory actions and agreements. Other factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements may be found under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Sterling’s Annual Report on Form 10-K, as updated periodically in Sterling’s filings with the Securities and Exchange Commission. Unless legally required, Sterling disclaims any obligation to update any forward-looking statements.

CONTACT:
Sterling Financial Corporation
Media:
Cara L. Coon, 509-626-5348
cara.coon@sterlingsavings.com
or
Investors:
Daniel G. Byrne, 509-458-3711
David Brukardt, 509-863-5423